

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 15, 2008

Mr. Timothy G. Byrd, Sr.
Chief Executive Officer/Chief Financial Officer
Adino Energy Corporation
2500 City West Boulevard
Suite 300
Houston, TX 77042

> **Re:** **Adino Energy Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Amended April 22, 2008, and August 11, 2008**
> **Supplemental Response dated October 29, 2008**

Dear Mr. Byrd:

We have reviewed your response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB, Amendment No. 3, for the Fiscal Year Ended December 31, 2007 (Draft)

Management's Discussion and Analysis…, page 5

1.   Given that your lease of the fuel terminal facility appears to be your only source of revenue at this time, the circumstances surrounding this lease, including the details of the lawsuits and the accounting for these transactions, should be clearly and prominently discussed here. Please add MD&A discussion to fully explain these issues and the activity that occurred each year as your discussion should emphasize material information that is require or promotes an understanding of your results of operations. Your discussion should be written in a clear and understandable language. We refer you to Section III.A and B of SEC Release 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Statements

Consolidated Balance Sheets, page 11

2. We note your response to prior comment 5 in our letter dated October 23, 2008, where you explain that there was no right of offset between the $750,000 receivable from and $1,500,000 payable to Mr. Sundlun, and where you tell us that there are no longer shares in escrow securing your asset. However, you have not demonstrated that the collection of this receivable was probable at December 31, 2007. As such, it appears that the note receivable may have been impaired. Therefore, we reissue and clarify our previous comment, in part, and request that you provide additional evidence supporting the collectibility of this receivable or revise your financial statements to impair the note receivable, as appropriate.

Consolidated Statements of Operations, page 12

3. We note your response to prior comment 6 in our letter dated October 23, 2008. Your amended disclosure does not comply with SAB Topic 11:B, since a gross margin measure implies the inclusion of depreciation and amortization. As such, it will be necessary for you to include depreciation and amortization in your cost of product sales line or eliminate the gross margin measure. We refer you to the last sentence of SAB Topic 11:B which states, "depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation."

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 16

4. We note your response to prior comment 7 in our letter dated October 23, 2008, where you state that your "throughput fees and storage fees by themselves do not represent stand-alone value and are dependent upon one another." Therefore, it appears that you are recognizing the throughput and storage elements as one bundled unit of accounting. Please further clarify the following additional questions with respect to your revenue allocation and recognition policy for this unit of accounting.

    •   Clarify how you determined that the storage fees do not have standalone value. Further explain how the throughput and storage fees are dependent on each other.

- Tell us the storage term of a typical arrangement and the average fees that you receive monthly for storage services. In addition, tell us the average fees you receive for the throughput services.

- Since you are unable to allocate fair value to the storage and throughput services, please clarify how you have determined that you are able to apply the proportional performance model to this unit of accounting pursuant to SAB Topic 13. Please explain how you evaluated these arrangements when determining that you are able to recognize revenue for the storage services prior to beginning the throughput services.

- Since you account for the storage services as one unit of accounting, please clarify how you measure performance when applying the proportional performance revenue recognition model.

- Clarify whether your arrangements contain any refund or contingent rights. For example, explain whether the fees received for the storage fees are contingent on the successful completion of the throughput services.

Goodwill, page 16

5.   Your response to prior comment 8 indicates that your goodwill analysis and third party offers are attached to your response. However, we are unable to see that these materials have been filed with your response in the Edgar system, and we have not received them. Please provide these materials to us.

Note 3 – Lease Commitments, page 17

6.   Please provide additional information concerning the terminal valuation at April 1, 2007, when you entered into the lease, to support your conclusion that the option represents a bargain purchase option. In this regard, also tell us when you received an offer in excess of $5,000,000 and the terms of such offer. Tell us when the appraisal was done that included a fair market value estimate of over $13,000,000 and who performed that appraisal.

7.   We note that you determined the lawsuit settlement resulted in a net gain and you recognized the gain over the life of the lease as it appears you have concluded that the settlement resulted in a sale-leaseback transaction. Please clarify the following with respect to your accounting for this transaction.

- Clarify how you determined that the entire gain should be accounted for as a sale-leaseback transaction. In this respect, please explain how you evaluated the settlement agreement to ensure that you had properly identified and accounted for all elements in the transaction. For example, explain how you evaluated the settlement agreement to determine whether it contained litigation settlement or below market lease term elements.

- Explain how you evaluated paragraph 33 of SFAS 13 when determining that it is appropriate to recognize the gain over the term of the lease.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief